Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

The below communication was sent to employees of Nuburu Inc. on August 8, 2022.

TO:                           NUBURU EMPLOYEES

FROM:          Mark Zediker

DATE:           August 8, 2022

SUBJECT:               Important Business Development Update

ATTACHMENT:       Final Press Release PDF

Dear NUBURU team,

We have some exciting news to share about the company’s future.

As you know, we have been considering a variety of ways to approach capitalizing the company for the long-term, including a potential combination with a Special Purpose Acquisition Company (SPAC). SPACs are “blank check” companies that raise money from public market investors and then “merge” with a private operating company to provide the private business with a cash infusion and a fast-track to becoming a public company.

We are announcing publicly today that we have entered into a business combination agreement with a SPAC called Tailwind Acquisition Corporation (Tailwind). Subject to the completion of the transaction, we expect to raise gross proceeds of up to approximately $334 million (assuming no redemptions from the trust account by the Tailwind public stockholders and before payment of transaction expenses), comprised of Tailwind’s cash currently held in trust. The company expects to also have access to additional financing following closing to fund its growth initiatives through a funding agreement with Lincoln Park Capital for up to an aggregate of $100 million subject to the conditions set forth in the purchase agreement entered into between Tailwind, NUBURU and Lincoln Park Capital.

We are targeting to finalize the combination in early 2023, subject to, among other things, the approval by NUBURU’s stockholders and Tailwind’s stockholders, expiration of certain diligence periods without termination by Tailwind or Lincoln Park Capital and satisfaction or waiver of other customary closing conditions. At that time, we expect NUBURU to become a publicly traded company under the new ticker symbol “BURU”. Please note that we do not get any of the capital from Tailwind until the combination is complete.

We had varying options in terms of how to raise fresh capital. We chose to pursue a SPAC process because it allows a company to raise a substantial amount of capital quickly while fast tracking the path to becoming a public company. We are excited to have signed a definitive business combination agreement given the volatility and economic disruptions in today’s market. We would not be in this position today without the hard work of everyone at NUBURU. Our employees, past and present, have been a huge part of the company’s success and you should be extremely proud of your part in making this possible.

The proposed transaction will significantly enhance our ability to scale our technology and operations, and accelerate our growth. It requires a leveling-up in all respects. As this is an expedited process to becoming public, we must prepare quickly and efficiently for this new chapter. Becoming a public company necessitates us being more mindful of our new status and aware of both the opportunities and the risks associated with it. This change will demand of us greater accountability, diligence and reporting; consistently executing to targets; more formal and deliberate communications and information-sharing; and a higher expectation of behavior both as a company and as individuals therein.

We are therefore asking that everyone keeps themselves laser-focused on the task at hand: exceeding our targets and delivering results. This transaction does not finish, and we do not receive the new capital, until closing. For this reason, these next few months are critical to our long-term success, and our goal will need to be to execute with precision unlike ever before.

We’ve always been proud of our transparent culture and we intend to maintain that to the degree possible, but we are likely not going to be able to share information as freely as we have done in the past. We also need everyone to do what is right for the company and exercise a greater degree of discretion, professionalism, and confidentiality. Today’s news may generate interest from customers, partners, the media, and our stockholders. We will be reaching out to these important stakeholders to share this exciting development. If you receive any inquiries, including from former NUBURU employees or the press, please do not reply to any such inquiries, and instead, forward them to questions@Nuburu.net. Please also do not share any company information with others, even with your friends and family, other than as already made public. Not even spouses. This is not an arbitrary request — it is a legal mandate that we are obligated to follow during this process.

As you can imagine, we cannot predict every change that will be required of us right now. This is an evolutionary process, not a linear or binary one. We expect that there will be bumps along the way and appreciate your patience in advance.

We also realize that you will have a lot of questions. We will continue to communicate with you as things evolve; however, many of the questions we will not be able to answer yet. There will be a lot of public disclosure in the coming weeks that you will have access to. There will be many other forms of additional communication. Please bear with us over the months ahead as we work through a very complex process, bring it to a successful conclusion, and obtain the information we need to answer your questions. If these various communications do not answer your question(s), please send your question(s) to questions@Nuburu.net. We will consolidate all questions in this account and answer them as answers become available (we want to make sure to provide the right information, within the limits of what we are legally able to provide). We generally do not want too much written communication on this topic, so we ask that you not discuss these topics over email or Slack.

We are excited to be embarking on this journey together. It wouldn’t be possible without you, and we have faith that you will rise to meet the challenge. Many people have worked extremely hard to make this transaction possible, and we want to do a special call out to their extremely long days and nights over the last several months. Everyone working on this transaction is stretched extremely thin, so please bear with us as we manage this process to succeed.

Stay tuned for an All Hands Employee Only meeting to discuss this announcement; I would encourage you all to participate.

We look forward to speaking with you all soon.

Sincerely,

Mark

Caution Regarding Forward Looking Statements

This announcement contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this announcement, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 that Tailwind intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind, referred to as a proxy statement/prospectus and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this announcement should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor NUBURU gives any assurance that either Tailwind or NUBURU or the combined company will achieve its expected results. Neither Tailwind nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information and Where to Find It

On July 13, 2022, Tailwind filed a preliminary proxy statement (the “Preliminary Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for Tailwind to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). Tailwind intends to file a definitive proxy statement (the “Definitive Extension Proxy Statement”) in connection with the Extension Proposal, which will be sent to its stockholders of record as of the record date set therein. Stockholders may obtain a copy of the Preliminary Extension Proxy Statement, as well as the Definitive Extension Proxy Statement, once available, at the SEC’s website (www.sec.gov).

Additional Information

This announcement relates to a proposed transaction between Tailwind and NUBURU. Tailwind intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Preliminary Extension Proxy Statement and, when available, the Definitive Extension Proxy Statement registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS ANNOUNCEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Tailwind and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in Tailwind’s registration statement on Form S-4, which is expected to be filed by Tailwind with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Tailwind with the SEC in connection with the business combination.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.